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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                            R&G FINANCIAL CORPORATION
- -------------------------------------------------------------------------------
                                (Name of Issuer)


                  CLASS B COMMON STOCK, $.01 PAR VALUE PER SHARE
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   749136 10 7
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                                 (CUSIP Number)



                                 Victor J. Galan
                            R&G Financial Corporation
                               280 Jesus T. Pinero
                     Hato Rey, San Juan, Puerto Rico  00918
                                 (787) 758-2424
- -------------------------------------------------------------------------------
  (Name, Address, Telephone Number of Persons Authorized to Receive Notices and
                                 Communications)

                                 August 27, 1996
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                                Page 1 of 7 Pages
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CUSIP NO. 749136 10 7                  13D                  Page 2 of 7 Pages


- -------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Victor J. Galan
- -------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                       (b) [ ]

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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS*

          OO
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

- -------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Puerto Rico
- -------------------------------------------------------------------------------
   NUMBER OF SHARES           7      SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON  WITH          5,122,377
                           ----------------------------------------------------
                              8      SHARED VOTING POWER

                                      -
                           ----------------------------------------------------
                             9      SOLE DISPOSITIVE POWER

                                    5,122,377
                           ----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                     -
- -------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            5,122,377
- -------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                [ ]
- -------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            67.78
- -------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            IN
- -------------------------------------------------------------------------------

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CUSIP NO. 749136 10 7                  13D                  Page 3 of 7 Pages


ITEM 1.  SECURITY AND ISSUER

     The securities as to which this Schedule 13D ("Schedule") relates are the shares of common stock, $.01 par value per share ("Class B Shares"), of R&G Financial Corporation (the "Issuer"). The address of the Issuer's principal executive office is 280 Jesus T. Pinero Hato Rey, San Juan, Puerto Rico 00918.

ITEM 2.  IDENTITY AND BACKGROUND

          (a)  Victor J. Galan ("Reporting Person").

          (b) The Reporting Person's business address is the Issuer's principal executive office, 280 Jesus T. Pinero Hato Rey, San Juan, Puerto Rico 00918.

          (c) The Reporting Person is the Chairman of the Board, President and Chief Executive Officer of the Issuer.

          (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

          (f)  The Reporting Person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Prior to July 19, 1996, the Reporting Person was the sole stockholder of R&G Mortgage Corp., a mortgage banking company incorporated under the laws of Puerto Rico (R&G Mortgage"), and the owner of approximately 88.1% of the common stock of R-G Premier Bank of Puerto Rico, a commercial bank incorporated under the laws of Puerto Rico (the "Bank"). On July 19, 1996, the Reporting Person, in connection with the reorganization of the Issuer into a bank holding company form of organization, contributed all of his outstanding capital stock in R&G Mortgage and the Bank to the Issuer in exchange for 5,189,044 shares of Class A common stock of Issuer. The Class A common stock issued to the Reporting Person and the Class B Shares issued in the Issuer's public offering have the same rights, preferences and entitlements, except that the Class A common stock entitles the holder to two (2) votes per share (while the holder of Class B Shares is entitled to one (1) vote per share) and that the shares of Class A common stock may be



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CUSIP NO. 749136 10 7                  13D                  Page 4 of 7 Pages


converted at any time and from time to time into Class B Shares as the rate of one (1) Class B Share for each share of Class A common stock so converted.

     In connection with the Issuer's initial public offering, the Reporting Person exchanged 66,667 of his shares of Class A common stock into a like number of Class B Shares, which were sold by the underwriter for the account of the Reporting Person as part of the Issuer's initial public offering. As a result, the Reporting Person now beneficially owns 5,122,377 shares of Class A common stock.

ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Person is presently the Chairman of the Board, President and Chief Executive Officer of the Issuer. The Reporting Person intends to continue to participate in the management and operations of the Issuer. The Reporting Person has previously controlled the operations of R&G Mortgage and the Bank, which are now subsidiaries of the Issuer as a result of the bank holding company reorganization described in response to Item 3 hereof. By virtue of the Reporting Person's ownership interest in the Issuer, the Reporting Person has the power to elect and remove all of the Issuer's Board of Directors and Management and to determine the outcome of substantially all other matters to be decided by a vote of the Issuer's stockholders.

     Except as referenced in the next paragraph, the Reporting Person currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for



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CUSIP NO. 749136 10 7                  13D                  Page 5 of 7 Pages


termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

     With respect to clause (b) in the preceding paragraph, as described in the Issuer's initial public offering prospectus, the Issuer intends to acquire the approximately 11.9% of the common stock of the Bank which is not owned by the Issuer through a merger transaction involving the Bank and an interim subsidiary which it is causing to be formed for such purpose. In exchange for the remaining Bank common stock, the Issuer intends to issue additional Class B Shares (up to approximately 300,000) after obtaining an independent valuation of the Bank. The Issuer intends to file a registration statement with the Securities and Exchange Commission to register the Class B Shares to be issued in such transaction.

     With respect to clause (e) in the preceding paragraph, the Issuer has indicated that it intends to establish a dividend policy following its initial public offering, although the specific terms of such dividend policy have not yet been established.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) The Reporting Person beneficially owns 5,122,377 shares of Class A common stock (which maybe exchanged for a like number of Class B shares), which represents approximately 67.78% of the outstanding shares of common stock. At the date hereof, 7,557,377 shares of common stock were outstanding, not including outstanding options to purchase shares of common stock.

          (b) The Reporting Person has sole voting and dispositive power with respect to 5,122,377 shares of Class A common stock.

          (c) The Reporting Person acquired his shares of Class A common stock in the bank holding company reorganization described in Item 3 hereof on July 19, 1996. The Reporting Person had no other transactions in the Issuer's securities during the last 60 days.

          (d)  Not Applicable.

          (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer. The Reporting



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CUSIP NO. 749136 10 7                  13D                  Page 6 of 7 Pages


Person is the Chairman of the Board of Directors of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as a director in an independent manner, and to vote his shares of common stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.


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CUSIP NO. 749136 10 7                  13D                  Page 7 of 7 Pages


                                   SIGNATURES




     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.






                                   /s/ Victor J. Galan
                                   ---------------------------------------
                                   Victor J. Galan


                                   Date:  August 27, 1996